SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares, par value $0.001 per share

(Title of Class of Securities)

26853A100

(CUSIP Number)

Michael W. Andrew

600 Corporate Park Drive

St. Louis, MO 63105

314-512-5000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Continued on following pages)

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Andrew C. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 25,986,471[1] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 25,986,471[1] shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,986,471[1] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.2%[2]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

1 Consists of (i) 18,694,003 Class B Common Shares, 37,501 Class A Common Shares and 1,067,770 Class A Common Shares represented by ADSs held of record by Crawford, which is controlled by the Reporting Persons filing this Schedule 13D/A and which are beneficially held by the Reporting Persons, (ii) 3,030,839 Class B Common Shares held of record by ICG Holdco 1, which is a wholly-owned subsidiary of Crawford and which are beneficially held by the Reporting Persons, and (iii) 3,156,358 Class B Common Shares held of record by ICG Holdco 2, which is a wholly-owned subsidiary of Crawford and which are beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis. This number does not include the GS Subject Shares described in Item 4 of this Schedule 13D/A.

2 Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares and Class A Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as stated in the Definitive Proxy Statement filed as Exhibit (a)-(1) to the Schedule 13E-3 filed with the Securities and Exchange Commission by the Issuer and certain other filing persons on March 11, 2019 (the “Proxy Statement”) and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons, or as to which the Reporting Persons may be deemed to beneficially own (i.e., 24,881,200). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Proxy Statement, there were 65,638,557 Class B Common Shares outstanding, including the 24,881,200 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d), these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Jo Ann T. Kindle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 25,986,471[3] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 25,986,471[3] shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,986,471[3] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.2%[4]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

3 Consists of (i) 18,694,003 Class B Common Shares, 37,501 Class A Common Shares and 1,067,770 Class A Common Shares represented by ADSs held of record by Crawford, which is controlled by the Reporting Persons filing this Schedule 13D/A and which are beneficially held by the Reporting Persons, (ii) 3,030,839 Class B Common Shares held of record by ICG Holdco 1, which is a wholly-owned subsidiary of Crawford and which are beneficially held by the Reporting Persons, and (iii) 3,156,358 Class B Common Shares held of record by ICG Holdco 2, which is a wholly-owned subsidiary of Crawford and which are beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis. This number does not include the GS Subject Shares described in Item 4 of this Schedule 13D/A.

4 Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares and Class A Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as stated in the Proxy Statement and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons, or as to which the Reporting Persons may be deemed to beneficially own (i.e., 24,881,200).

Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Proxy Statement, there were 65,638,557 Class B Common Shares outstanding, including the 24,881,200 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d), these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Christine B. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 25,986,471[5] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 25,986,471[5] shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,986,471[5] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.2%[6]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

5 Consists of (i) 18,694,003 Class B Common Shares, 37,501 Class A Common Shares and 1,067,770 Class A Common Shares represented by ADSs held of record by Crawford, which is controlled by the Reporting Persons filing this Schedule 13D/A and which are beneficially held by the Reporting Persons, (ii) 3,030,839 Class B Common Shares held of record by ICG Holdco 1, which is a wholly-owned subsidiary of Crawford and which are beneficially held by the Reporting Persons, and (iii) 3,156,358 Class B Common Shares held of record by ICG Holdco 2, which is a wholly-owned subsidiary of Crawford and which are beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis. This number does not include the GS Subject Shares described in Item 4 of this Schedule 13D/A.

6 Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares and Class A Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as stated in the Proxy Statement and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons, or as to which the Reporting Persons may be deemed to beneficially own (i.e., 24,881,200). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Proxy Statement, there were 65,638,557 Class B Common Shares outstanding, including the 24,881,200 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d), these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Carolyn Kindle Betz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 25,986,471[7] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 25,986,471[7] shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,986,471[7] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.2%[8]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

7 Consists of (i) 18,694,003 Class B Common Shares, 37,501 Class A Common Shares and 1,067,770 Class A Common Shares represented by ADSs held of record by Crawford, which is controlled by the Reporting Persons filing this Schedule 13D/A and which are beneficially held by the Reporting Persons, (ii) 3,030,839 Class B Common Shares held of record by ICG Holdco 1, which is a wholly-owned subsidiary of Crawford and which are beneficially held by the Reporting Persons, and (iii) 3,156,358 Class B Common Shares held of record by ICG Holdco 2, which is a wholly-owned subsidiary of Crawford and which are beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis. This number does not include the GS Subject Shares described in Item 4 of this Schedule 13D/A.

8 Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares and Class A Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as stated by in the Proxy Statement and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons, or as to which the Reporting Persons may be deemed to beneficially own (i.e., 24,881,200). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Proxy Statement, there were 65,638,557 Class B Common Shares outstanding, including the 24,881,200 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d), these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Jack Taylor Family Voting Trust U/A/D 4/14/99
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 25,986,471[9] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 25,986,471[9] shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,986,471[9] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.2%[10]
14.	TYPE OF REPORTING PERSON (See Instructions): OO

9 Consists of (i) 18,694,003 Class B Common Shares, 37,501 Class A Common Shares and 1,067,770 Class A Common Shares represented by ADSs held of record by Crawford, which is controlled by the Reporting Persons filing this Schedule 13D/A and which are beneficially held by the Reporting Persons, (ii) 3,030,839 Class B Common Shares held of record by ICG Holdco 1, which is a wholly-owned subsidiary of Crawford and which are beneficially held by the Reporting Persons, and (iii) 3,156,358 Class B Common Shares held of record by ICG Holdco 2, which is a wholly-owned subsidiary of Crawford and which are beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis. This number does not include the GS Subject Shares described in Item 4 of this Schedule 13D/A.

10 Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares and Class A Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as stated in the Proxy Statement and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons, or as to which the Reporting Persons may be deemed to beneficially own (i.e., 24,881,200). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Proxy Statement, there were 65,638,557 Class B Common Shares outstanding, including the 24,881,200 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d), these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on December 1, 2014 by the Reporting Persons with respect to the Class A Common Shares of eHi Car Services Limited, a company organized under the laws of the Cayman Islands (the “Issuer” or the “Company”), beneficially owned by the Reporting Persons, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 5, 2015, Amendment No. 2 filed with the Securities and Exchange Commission on December 22, 2017, Amendment No. 3 filed with the Securities and Exchange Commission on April 10, 2018, Amendment No. 4 filed with the Securities and Exchange Commission on May 7, 2018 and Amendment No. 5 filed with the Securities and Exchange Commission on August 14, 2018 (the “Schedule 13D”). Except as amended or supplemented by this Amendment No. 6, all other information in the Schedule 13D is as set forth therein. Capitalized terms used in this Amendment No. 6 and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D/A relates to the Class A Common Shares of the Issuer. The address of the principal executive offices of the Issuer is Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China.

CUSIP No. 26853A100

ITEM 2. IDENTITY AND BACKGROUND

(a) (b)	This Schedule 13D/A is being jointly filed by the following persons: the Jack Taylor Family Voting Trust U/A/D 4/14/99, a trust organized under the laws of the State of Missouri (the “Trust”); and Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor and Carolyn Kindle Betz, as voting trustees under the Jack Taylor Family Voting Trust U/A/D 4/14/99. Collectively, such group is referred to herein as the “Reporting Persons.” The shares covered by this Schedule 13D/A are held of record by The Crawford Group, Inc., a Missouri corporation (“Crawford”), which is controlled by the Reporting Persons, and wholly-owned subsidiaries of Crawford. The Reporting Persons entered into a Joint Filing Agreement dated December 1, 2014, a copy of which was filed as Exhibit 99.1 to the original Schedule 13D and which is incorporated by reference herein, pursuant to which the Reporting Persons agreed to jointly file the Schedule 13D, and amendments thereto.

The Trust was established by Jack Taylor, the founder of Crawford. The individual Reporting Persons share voting and investment power with respect to the Trust.

The principal address of each of the Reporting Persons is 600 Corporate Park Drive, St. Louis, Missouri 63105.

(c)	All of the individual Reporting Persons are employed by Crawford at its principal place of business, 600 Corporate Park Drive, St. Louis, Missouri 63105, as follows: Andrew C. Taylor, Executive Chairman, Jo Ann T. Kindle, Vice President, Christine B. Taylor, Senior Vice President and Assistant Secretary, and Carolyn Kindle Betz, Vice President and Assistant Secretary.

(d)-(e)	None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the individual Reporting Persons is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented and amended, as applicable, with the following:

The Reporting Persons anticipate that, at the price of US$12.25 per ADS, or US$6.125 per share set forth in the Amended and Restated Merger Agreement (as defined below), approximately US$527.92 million will be required as cash contributions forming part of the total equity commitment to be made by the investors (under the Amended and Restated Interim Investors Agreement (as defined below)) for the merger, assuming no exercise of dissenters’ rights by shareholders of the Company.

Item 4 of this Amendment No. 6 is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented and amended, as applicable, by the following:

Amended and Restated Agreement and Plan of Merger

On February 18, 2019, Ctrip Investment Holding Ltd. (“Ctrip”), C-Travel International Limited, Ctrip.com International, Ltd., Ocean General Partners Limited, Ocean Voyage L.P., Ocean Imagination L.P., and CDH Car Rental Service Limited (together, the “Ctrip/Ocean Parties”) joined with certain members of the original Consortium to form a new group which, following completion and as a result of the consummation of the merger (the “Merger”) pursuant to the Amended and Restated Merger Agreement (as defined below), will own and control 100% of the Company (such group, not including the Exiting Investors (as defined below), the “Reconstituted Consortium”).

On February 18, 2019, the Issuer entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”), which provides, among other things, for the Common Shares and ADSs of the Company to be converted into the right to receive US$6.125 in cash per Class A or Class B Common Share or US$12.25 in cash per ADS (less a US$0.05 cancellation fee per ADS), in each case without interest and net of any applicable withholding taxes, other than (i) Rollover Shares (as defined in the Amended and Restated Contribution Agreement (as defined below)) to be contributed by the Amended Investor Group (as defined below), (ii) Common Shares held by the Parent, Holdco, the Issuer or their subsidiaries, and (iii) Common Shares held by shareholders who validly exercise their rights to dissent (which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law).

CUSIP No. 26853A100

As a condition to Parent’s and Merger Sub’s willingness to enter into the Amended and Restated Merger Agreement, concurrently with the execution and delivery of the Amended and Restated Merger Agreement, the following additional agreements were executed and delivered by Crawford and the other parties thereto:

•

A Termination Agreement (the “Termination Agreement”) by and among Redstone, Baring SPV, the Baring Funds, Crawford, Horizon, Dongfeng, Holdco, Midco, Parent, Merger Sub, MBKP and MBKP SPV, pursuant to which Redstone, Baring SPV and the Baring Funds (the “Exiting Investors”) exited the Consortium and the Interim Investors Agreement, the Contribution and Support Agreement and each equity commitment and limited guaranty executed by the Exiting Investors was terminated solely with respect to the Exiting Investors.

•

An amended and restated Interim Investors Agreement (the “Amended and Restated Interim Investors Agreement”), which replaced the Interim Investors Agreement in its entirety, and pursuant to which certain of the Ctrip/Ocean Parties, ICG Holdco 1 and ICG Holdco 2 were added as “Investors” under the agreement (the “Amended Investor Group”).

•

An amended and restated Contribution and Support Agreement (the “Amended and Restated Contribution and Support Agreement”), which replaced the Contribution and Support Agreement in its entirety, and pursuant to which certain of the Ctrip/Ocean Parties, ICG Holdco 1 and ICG Holdco 2 were added as “Rollover Shareholders” under the agreement.

•	An amended and restated letter agreement in favor of Parent (the “Amended and Restated Equity Commitment Letter”), which replaced the Equity Commitment Letter in its entirety.

•	An amended and restated limited guarantee (the “Amended and Restated Limited Guarantee”), which replaced the Limited Guarantee in its entirety.

•

A Global Settlement Agreement (the “Settlement Agreement”) by and among the members of the Amended Investor Group, Holdco, Midco, Parent and Merger Sub, pursuant to which certain disputes involving the Ctrip/Ocean Parties that predated the Ctrip/Ocean Parties’ joining the Reconstituted Consortium were settled.

The Amended and Restated Merger Agreement remains subject to the approval of the Company’s shareholders and various other closing conditions. If the Merger is consummated, the ADSs will no longer be traded on the New York Stock Exchange and the registration of the ADSs under Section 12 of the Securities Exchange Act of 1934, as amended, will be terminated.

GS Purchase Agreement

GS Car Rental HK Limited and GS Car Rental HK Parallel Limited (the “GS Sellers”) delivered to Crawford, among others, a First Offer Notice dated April 25, 2018 (the “GS Notice”) stating that the GS Sellers proposed to sell all of their shares in the Issuer, consisting of 9,081,665 Class B Common Shares (the “GS Subject Shares”), in a single cash sale, pursuant to the IRA, and offering Crawford the opportunity to purchase such shares, or a pro rata portion of such shares, in accordance with the terms set forth in the GS Notice. Crawford notified the GS Sellers that it was accepting the offer by delivering a First ROFO Acceptance Notice (the “GS Acceptance”) in compliance with the terms of the GS Notice and the IRA.

Following the GS Acceptance, a dispute arose between Crawford and the GS Sellers regarding their respective rights and obligations under the right of first offer provisions of the IRA.

For purposes of settling the dispute, on March 14, 2019, Holdco, the GS Sellers, Crawford and Ctrip entered into a Share Purchase Agreement (the “GS Purchase Agreement”), pursuant to which: (i) Holdco agreed to purchase all of the GS Subject Shares from the GS Sellers for $7.25 per share (the “Per Share GS Purchase Price”) immediately prior to, and conditioned upon the occurrence of, the Merger; (ii) the GS Sellers agreed to vote, or cause to be voted, the GS Subject Shares in favor of the authorization and approval of the Amended and Restated Merger Agreement and the transactions contemplated thereby, including the Merger (and against any alternative transaction); and (iii)

CUSIP No. 26853A100

upon such purchase, the parties agreed to mutually release any claims arising out of the dispute. The Per Share GS Purchase Price is subject to increase by the amount of the applicable premium if, prior to completion of the Merger, the merger consideration to be paid in the Merger is increased above US$7.25 per Common Share or US$14.50 per ADS, or if, during the period beginning on January 2, 2018 and ending on the date of the Merger, Holdco, Crawford or Ctrip Investment shall have acquired Common Shares or ADSs for a price greater than US$7.25 per Share or US$14.50 per ADS. If the GS Purchase Agreement is terminated before the sale of the GS Subject Shares, the GS Subject Shares may be deemed to be beneficially owned by the Reporting Persons as a result of the GS Acceptance; however, Crawford is not reporting beneficial ownership of the GS Subject Shares in this Amendment No. 6. The GS Sellers have a right to terminate the GS Purchase Agreement if the Merger does not occur on or before May 31, 2019.

General

The Reporting Persons reserve the right to change their plans and intentions in connection with any of the actions discussed in this Item 4 and may, from time to time, formulate other purposes, plans or proposals regarding the Issuer or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the agreements referenced herein.

Consummation of the transactions contemplated by the Amended and Restated Merger Agreement and/or the GS Purchase Agreement could result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the Merger) to consist solely of persons to be designated by the Reconstituted Consortium, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Upon consummation of the transactions contemplated by the Amended and Restated Merger Agreement, the Series D Share Purchase Agreement, dated March 26, 2012, among the Issuer and certain of its shareholders, including Crawford would terminate.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Schedule 13D, as amended hereby, and the agreements referenced therein, copies of which are referenced or attached hereto, and which are incorporated herein by reference in their entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)

Crawford is the record holder of 18,694,003 Class B Common Shares, 37,501 Class A Common Shares and 1,067,770 Class A Common Shares represented by ADSs. ICG Holdco 1, a wholly-owned subsidiary of Crawford, is the record holder of 3,030,839 Class B Common Shares. ICG Holdco 2, a wholly-owned subsidiary of Crawford, is the record holder of 3,156,358 Class B Common Shares. Together, these shares represent approximately 26.2% of the outstanding Class A Common Shares (assuming the conversion of the Class B Common Shares beneficially owned by the Reporting Persons into Class A Common Shares).[11] The Class B Common Shares are convertible at any time into Class A Common Shares on a share-for-share basis. The voting and investment power over the shares covered by this Schedule 13D/A is shared by the Reporting Persons.

The Reporting Persons may be deemed to be a “group” with the other Rollover Shareholders and their respective affiliates pursuant to Section 13(d) of the Act as a result of their actions in respect of the transactions contemplated by the Amended and Restated Merger Agreement. However, the Reporting Persons expressly disclaim beneficial ownership for all purposes of the Common Shares and ADSs beneficially owned (or deemed to be beneficially owned) by the Rollover Shareholders, other than the shares held of record by Crawford and its subsidiaries which are the subject of this Schedule 13D/A filing. The Reporting Persons are only responsible for the information contained in this Schedule 13D/A and assume no responsibility for information contained in any other Schedule 13D (or any amendment thereto) filed by any other Rollover Shareholder or any of its affiliates.

(c)	None.

11 Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares and Class A Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 of the cover pages by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as stated in the Proxy Statement and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons, or as to which the Reporting Persons may be deemed to beneficially own (i.e., 24,881,200). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Proxy Statement, there were 65,638,557 Class B Common Shares outstanding, including the 24,881,200 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d), these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby supplemented and amended, as applicable, by the following:

Pursuant to the Termination Agreement, the Exiting Investors exited the Reconstituted Consortium and the Interim Investors Agreement, the Contribution and Support Agreement and each equity commitment and limited guaranty executed by the Exiting Investors was terminated solely with respect to the Exiting Investors.

Pursuant to the Amended and Restated Interim Investors Agreement, the parties thereto agreed to certain terms and conditions governing the management and actions of Holdco, Midco, Parent and Merger Sub, as well as the relationship among the members of the Amended Investor Group and their obligations with respect to the Merger and the other transactions contemplated by the Amended and Restated Merger Agreement.

Pursuant to the Amended and Restated Contribution and Support Agreement, Crawford agreed, among other things, to contribute its Common Shares to Holdco in exchange for equity in Holdco immediately prior to the Closing, in accordance with the terms thereof, and to vote all its Common Shares in favor of approval of the Amended and Restated Merger Agreement and the transactions contemplated thereby, and against alternative transaction, subject to the terms and conditions thereof.

Pursuant to the Amended and Restated Equity Commitment Letter, Crawford agreed, among other things, to make a direct or indirect equity investment in Parent immediately prior to the Closing, subject to the terms and conditions set forth therein.

Pursuant to the Amended and Restated Limited Guarantee, Crawford guaranteed certain obligations of Parent to the Issuer in connection with the merger and the other transactions contemplated by the Amended and Restated Merger Agreement.

Pursuant to the GS Purchase Agreement, Holdco agreed to purchase the GS Subject Shares from the GS Sellers immediately prior to, and conditioned upon the occurrence of, the Merger, and Crawford, Ctrip, Holdco and the GS Sellers agreed to mutually release any claims related to the GS Subject Shares effective upon the closing of such purchase.

The foregoing descriptions of the agreements named above do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full text of the agreements, which are incorporated herein as exhibits hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 99.14	Amended and Restated Interim Investors Agreement dated February 18, 2019 among Crawford, the other Investors, Holdco, Midco, Parent and Merger Sub*

Exhibit 99.15	Amended and Restated Contribution and Support Agreement dated February 18, 2019 among Crawford, the other Rollover Shareholders, Holdco, Midco and Parent*

Exhibit 99.16	Amended and Restated Equity Commitment Letter dated February 18, 2019 between Crawford and Holdco*

Exhibit 99.17	Amended and Restated Limited Guarantee dated February 18, 2019 by Crawford in favor of the Issuer*

Exhibit 99.18	Termination Agreement dated February 18, 2019 among Crawford, the other original Investors, Holdco, Midco, Parent and Merger Sub*

Exhibit 99.19	Share Purchase Agreement dated March 14, 2019 among Holdco, the GS Sellers, Crawford and Ctrip*

*Filed herewith.

CUSIP No. 26853A100

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2019

JACK TAYLOR FAMILY VOTING TRUST U/A/D 4/14/99

By	/s/ Carolyn Kindle Betz
Name:	Carolyn Kindle Betz
Title:	Voting Trustee

By	/s/ Jo Ann T. Kindle
Name:	Jo Ann T. Kindle
Title:	Voting Trustee

By	/s/ Andrew C. Taylor
Name:	Andrew C. Taylor
Title:	Voting Trustee

By:	/s/ Christine B. Taylor
Name:	Christine B. Taylor
Title:	Voting Trustee

ANDREW C. TAYLOR

/s/ Andrew C. Taylor

JO ANN T. KINDLE

/s/ Jo Ann T. Kindle

CHRISTINE B. TAYLOR

/s/ Christine B. Taylor

CAROLYN KINDLE BETZ

/s/ Carolyn Kindle Betz